Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of TETRA Technologies, Inc. for the registration of common stock, preferred stock, senior debt securities, subordinated debt securities, warrants, rights, and units and to the incorporation by reference therein of our reports dated March 4, 2016, with respect to the consolidated financial statements and schedule of TETRA Technologies, Inc. and the effectiveness of internal control over financial reporting of TETRA Technologies, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Houston, Texas March 22, 2016